SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 16)

                     Golden River Resources Corporation Ltd.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, par value $0.0001 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   38116G 105
--------------------------------------------------------------------------------
                                 (Cusip Number)

                              Joseph Isaac Gutnick
                     Northern Capital Resources Corporation
                           Level 8, 580 St. Kilda Road
                       Melbourne, Victoria 3004 Australia
                             Tel: 011-613 8532 2860

            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                        July 8, 2009
      -------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

                  If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g) check the following box [ ].

                  Check the following box if a fee is being paid with this statement [ ].

                  The information required on the reminder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP NO. 38116G 105


1.       Name of Reporting Person
         S.S. of I.R.S. Identification No. of Above Person

         Edensor Nominees Pty. Ltd.
         I.R.S. Employer Identification No.: Not Applicable

2.       Check the Appropriate Box if a Member of a Group (See Instructions)

         (a)    [ ]
         (b)    [x]

3.       SEC Use Only........................................................

4.       Source of Funds (see Instructions): OO

5.       Check if Disclosure of Legal Proceedings is Required
         Pursuant to Items 2(d) or 2(e)...................................[ ]

6.       Citizenship or Place of Organization:  Australia

--------------------------------------------------------------------------------
Number of Shares
Beneficially owned by:      7.   Sole Voting Power: None
--------------------------------------------------------------------------------
                            8.   Shared Voting Power: 5,394,590
--------------------------------------------------------------------------------
                            9.   Sole Dispositive Power: None
--------------------------------------------------------------------------------
                            10.  Shared Dispositive Power: 5,394,590
--------------------------------------------------------------------------------

11.      Aggregate Amount Beneficially Owned by Each Reporting Person:
         5,394,590.

12.      Check if the Aggregate Amount in Row (11) Excludes Certain
         Shares (See Instructions)........................................[x]

13.      Percent of Class Represented by Amount in row (11):  4.3%

14.      Type of Reporting Person (See Instructions):  CO

CUSIP NO. 38116G 105
1.       Name of Reporting Person
         S.S. of I.R.S. Identification No. of Above Person

         Kerisridge Pty. Ltd.
         I.R.S. Employer Identification No.: Not Applicable

2.       Check the Appropriate Box if a Member of a Group
         (See Instructions)

         (a)    [ ]
         (b)    [x]

3.       SEC Use Only........................................................

4.       Source of Funds (see Instructions): OO

5.       Check if Disclosure of Legal Proceedings is Required
         Pursuant to Items 2(d) or 2(e)...................................[ ]

6.       Citizenship or Place of Organization:  Australia

--------------------------------------------------------------------------------
Number of Shares
Beneficially owned by:      7.   Sole Voting Power: None
--------------------------------------------------------------------------------
                            8.   Shared Voting Power: 1,753,984
--------------------------------------------------------------------------------
                            9.   Sole Dispositive Power: None
--------------------------------------------------------------------------------
                            10.  Shared Dispositive Power: 1,753,984
--------------------------------------------------------------------------------

11.      Aggregate Amount Beneficially Owned by Each Reporting
         Person: 1,753,984 Shares.

12.      Check if the Aggregate Amount in Row (11) Excludes Certain
         Shares (See Instructions)........................................[x]

13.      Percent of Class Represented by Amount in row (11):  1.4%

14.      Type of Reporting Person (See Instructions):  CO

CUSIP NO. 38116G 105
1.       Name of Reporting Person
         S.S. of I.R.S. Identification No. of Above Person

         Joseph I. Gutnick
         I.R.S. Employer Identification No.: Not Applicable

2.       Check the Appropriate Box if a Member of a Group
         (See Instructions)

         (a)    [ ]
         (b)    [x]

3.       SEC Use Only........................................................

4.       Source of Funds (see Instructions): OO

5.       Check if Disclosure of Legal Proceedings is Required
         Pursuant to Items 2(d) or 2(e)...................................[ ]

6.       Citizenship or Place of Organization:  Australia

--------------------------------------------------------------------------------
Number of Shares
Beneficially owned by:      7.   Sole Voting Power: 1,833,334*
--------------------------------------------------------------------------------
                            8.   Shared Voting Power: 140,931,633**
--------------------------------------------------------------------------------
                            9.   Sole Dispositive Power: 1,833,334*
--------------------------------------------------------------------------------
                            10.  Shared Dispositive Power: 140,931,633**
--------------------------------------------------------------------------------

11.      Aggregate Amount Beneficially Owned by Each Reporting Person:
         142,764,967*** Shares.

12.      Check if the Aggregate Amount in Row (11) Excludes Certain
         Shares (See Instructions)........................................[x]

13.      Percent of Class Represented by Amount in row (11):  96.1%

14.      Type of Reporting Person (See Instructions):  IN




---------------------
* Issuable upon exercise of Stock Options.

** Includes 20,000,000 shares issuable upon exercise of stock options.

*** Includes 21,833,334 shares issuable upon exercise of stock options.

CUSIP NO. 38116G 105


1.       Name of Reporting Person
         S.S. of I.R.S. Identification No. of Above Person

         Stera M. Gutnick
         I.R.S. Employer Identification No.: Not Applicable

2.       Check the Appropriate Box if a Member of a Group
         (See Instructions)

         (a)    [ ]
         (b)    [x]

3.       SEC Use Only........................................................

4.       Source of Funds (see Instructions): OO

5.       Check if Disclosure of Legal Proceedings is Required
         Pursuant to Items 2(d) or 2(e)...................................[ ]

6.       Citizenship or Place of Organization:  Australia

--------------------------------------------------------------------------------
Number of Shares
Beneficially owned by:      7.   Sole Voting Power: None
--------------------------------------------------------------------------------
                            8.   Shared Voting Power: 140,931,633*
--------------------------------------------------------------------------------
                            9.   Sole Dispositive Power: None
--------------------------------------------------------------------------------
                            10.  Shared Dispositive Power: 140,931,633*
--------------------------------------------------------------------------------

11.      Aggregate Amount Beneficially Owned by Each Reporting
         Person: 140,931,633* Shares.

12.      Check if the Aggregate Amount in Row (11) Excludes Certain
         Shares (See Instructions)........................................[x]

13.      Percent of Class Represented by Amount in row (11):  96.1%

14.      Type of Reporting Person (See Instructions):  IN




---------------------
 * Includes 20,000,000 shares issuable upon exercise of stock options.

CUSIP NO. 38116G 105


1.       Name of Reporting Person
         S.S. of I.R.S. Identification No. of Above Person

         Kalycorp Pty. Ltd.
         I.R.S. Employer Identification No.: Not Applicable

2.       Check the Appropriate Box if a Member of a Group
         (See Instructions)

         (a)    [ ]
         (b)    [x]

3.       SEC Use Only........................................................

4.       Source of Funds (see Instructions): OO

5.       Check if Disclosure of Legal Proceedings is Required
         Pursuant to Items 2(d) or 2(e)...................................[ ]

6.       Citizenship or Place of Organization:  Australia

--------------------------------------------------------------------------------
Number of Shares
Beneficially owned by:      7.   Sole Voting Power: None
--------------------------------------------------------------------------------
                            8.   Shared Voting Power: 2,000,000
--------------------------------------------------------------------------------
                            9.   Sole Dispositive Power: None
--------------------------------------------------------------------------------
                            10.  Shared Dispositive Power: 2,000,000
--------------------------------------------------------------------------------

11.      Aggregate Amount Beneficially Owned by Each Reporting Person:
         2,000,000.

12.      Check if the Aggregate Amount in Row (11) Excludes Certain
         Shares (See Instructions)........................................[x]

13.      Percent of Class Represented by Amount in row (11):  1.6%

14.      Type of Reporting Person (See Instructions):  CO

CUSIP NO. 38116G 105


1.       Name of Reporting Person
         S.S. of I.R.S. Identification No. of Above Person

         Surfer Holdings Pty. Ltd.
         I.R.S. Employer Identification No.: Not Applicable

2.       Check the Appropriate Box if a Member of a Group
         (See Instructions)

         (a)    [ ]
         (b)    [x]

3.       SEC Use Only........................................................

4.       Source of Funds (see Instructions): OO

5.       Check if Disclosure of Legal Proceedings is Required
         Pursuant to Items 2(d) or 2(e)...................................[ ]

6.       Citizenship or Place of Organization:  Australia

--------------------------------------------------------------------------------
Number of Shares
Beneficially owned by:      7.   Sole Voting Power: None
--------------------------------------------------------------------------------
                            8.   Shared Voting Power: 1,500,000
--------------------------------------------------------------------------------
                            9.   Sole Dispositive Power: None
--------------------------------------------------------------------------------
                            10.  Shared Dispositive Power: 1,500,000
--------------------------------------------------------------------------------

11.      Aggregate Amount Beneficially Owned by Each Reporting
         Person: 1,500,000.

12.      Check if the Aggregate Amount in Row (11) Excludes Certain
         Shares (See Instructions)........................................[x]

13.      Percent of Class Represented by Amount in row (11):  1.2%

14.      Type of Reporting Person (See Instructions):  CO

CUSIP NO. 38116G 105


1.       Name of Reporting Person
         S.S. of I.R.S. Identification No. of Above Person

         Fast Knight Nominees Pty. Ltd.
         I.R.S. Employer Identification No.: Not Applicable

2.       Check the Appropriate Box if a Member of a Group
         (See Instructions)

         (a)    [ ]
         (b)    [x]

3.       SEC Use Only........................................................

4.       Source of Funds (see Instructions): WC

5.       Check if Disclosure of Legal Proceedings is Required
         Pursuant to Items 2(d) or 2(e)...................................[ ]

6.       Citizenship or Place of Organization:  Australia

--------------------------------------------------------------------------------
Number of Shares
Beneficially owned by:      7.   Sole Voting Power: None
--------------------------------------------------------------------------------
                            8.   Shared Voting Power: None
--------------------------------------------------------------------------------
                            9.   Sole Dispositive Power: None
--------------------------------------------------------------------------------
                            10.  Shared Dispositive Power: None
--------------------------------------------------------------------------------

11.      Aggregate Amount Beneficially Owned by Each Reporting
         Person:  None

12.      Check if the Aggregate Amount in Row (11) Excludes Certain
         Shares (See Instructions)........................................[x]

13.      Percent of Class Represented by Amount in row (11):  0%

14.      Type of Reporting Person (See Instructions):  CO

CUSIP NO. 38116G 105


1.       Name of Reporting Person
         S.S. of I.R.S. Identification No. of Above Person

         Northern Capital Resources Corporation
         I.R.S. Employer Identification No.: Not Applicable

2.       Check the Appropriate Box if a Member of a Group
         (See Instructions)

         (a)    [ ]
         (b)    [x]

3.       SEC Use Only........................................................

4.       Source of Funds (see Instructions): WC

5.       Check if Disclosure of Legal Proceedings is Required
         Pursuant to Items 2(d) or 2(e)...................................[ ]

6.       Citizenship or Place of Organization:  Nevada

--------------------------------------------------------------------------------
Number of Shares
Beneficially owned by:      7.   Sole Voting Power: None
--------------------------------------------------------------------------------
                            8.   Shared Voting Power: 130,274,559*
--------------------------------------------------------------------------------
                            9.   Sole Dispositive Power:  None
--------------------------------------------------------------------------------
                            10.  Shared Dispositive Power: 130,274,559*
--------------------------------------------------------------------------------

11.      Aggregate Amount Beneficially Owned by Each Reporting Person:
         130,274,559* Shares.

12.      Check if the Aggregate Amount in Row (11) Excludes Certain
         Shares (See Instructions)........................................[x]

13.      Percent of Class Represented by Amount in row (11):  88.8%

14.      Type of Reporting Person (See Instructions):  CO




---------------------
* Includes 20,000,000 shares issuable upon exercise of stock options.

Item 1. Security and Issuer

                  Common Stock, par value $0.0001 per share of Golden River Resources Corporation Ltd. (the "Issuer"), whose executive offices are located at Level 8, 580 St. Kilda Road, Melbourne, Victoria 3004, Australia.

Item 2.       Identity and Background

                 (a)-(c) The undersigned hereby file this Schedule 13D statement on behalf of:

                           (i) Edensor Nominees Pty. Ltd. ("Edensor"), a private
                  corporation engaged as the trustee of a private family investment trust.

                           (ii) Kerisridge Pty. Ltd. ("Kerisridge"), a private
                  corporation engaged as the trustee of a private family investment trust.

                           (iii) Joseph I. Gutnick ("JG"). JG is an officer,
                  director and stockholder of Edensor, Kerisridge, Kalycorp, Surfer, FKN and NCRC. JG's principal occupation is as the Chairman of the Board, President and Chief Executive Officer of the Issuer and of Legend International Holdings, Inc. JG is also chairman of several publicly listed Australian corporations in the mining sector.

                           (iv) Stera M. Gutnick ("SG" and, together with JG,
                  the "Officers and Directors"). SG is an officer, director and stockholder of Edensor, Kerisridge, Kalycorp, Surfer and FKN. SG's principal occupation is as a Company Director.

                           (v) Kalycorp Pty. Ltd. ("Kalycorp"), a private
                  corporation engaged as the trustee of a private family investment trust.

                           (vi) Surfer Holdings Pty. Ltd. ("Surfer"), a private
                  corporation engaged as the trustee of a private family investment trust.

                           (vii) Fast Knight Nominees Pty. Ltd. ("FKN"), a
                  private corporation engaged as the trustee of a private family investment trust.

                           (viii) Northern Capital Resources Corporation
                  ("NCRC") is a corporation engaged in mineral exploration activities.

                  (d) None of the persons referred to in Paragraph (a) above has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

                  (e) None of the persons referred to in Paragraph (a) above has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of a competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

                  (f) Each of the individuals referred to in Paragraph (a) above is an Australian citizen. Edensor, Kerisridge, Kalycorp, Surfer and FKN are Australian corporations. NCRC is a Nevada corporation.

Item 3. Source and Amount of Funds or Other Consideration.

                  Effective as of July 6, 2009, NCRC agreed to acquire 110,000,000 shares of Common Stock and 20,000,000 share purchase options from FKN in exchange for 55,000,000 shares of NCRC. At the same time, NCRC agreed to acquire an additional 274,559 shares of common stock for $0.05 per share from certain other stockholders.

Item 4.           Purpose of Transaction

                  The acquisition of the shares described above was for investment purposes. NCRC and the Officers and Directors may acquire additional shares of the Issuer from time to time and may dispose of any or all of the shares held by them at any time.

                  Except as set forth above in this Item 4, NCRC and the Officers and Directors do not have any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) and (j), inclusive, of Item 4 of Schedule 13D. Such entities and persons may, at any time, from time to time, review or reconsider their position with respect to the issuer, and formulate plans or proposals with respect to any of such matters, but have no present intention of doing so.

Item 5.           Interest in Securities of the Issuer

                  (a) and (b)   The number of shares of Common Stock of the
Issuer held by each person named in response to Item 2 as of the date hereof are as follows:

                         Aggregate Number                       Percentage of
Name                     Of Shares Owned                        Outstanding(1)
----                     ---------------                        --------------

Edensor(2)                  5,394,590                                 4.3%
Kerisridge(2)               1,753,984                                 1.4%
Kalycorp(2)                 2,000,000                                 1.6%
Surfer(2)                   1,500,000                                 1.2%
FKN(2)                              -                                    _
NCRC(3)                   130,274,559(4)                             88.8%
JG                        142,764,967(5)                             96.1%
SG(6)                     140,931,633(6)                             96.1%

--------------------------------------------------------------------------------
**       less than 1%______________________
(1)      Based on 126,711,630 shares of Common Stock outstanding on July 8,
         2009.

(2) Each of Edensor, Kerisridge, Kalycorp and Surfer (the "Trustees") has the power to vote and to dispose of the shares of Common Stock owned by it. The Officers and Directors may be deemed to share beneficial ownership of the shares of Common Stock owned by the Trustees.

(3) NCRC has the power to vote and to dispose of the shares of Common Stock owned by it. The Officers and Directors may be deemed to shares beneficial ownership of the shares of Common Stock owned by NCRC.

(4)      Includes 20,000,000 shares issuable upon exercise of stock options.

(5) Includes 130,274,469 shares beneficially owned by NCRC, 10,648,574 shares beneficially owned by the Trustees and 8,500 shares owned by Pearlway Investments Pty Ltd., a private Australian corporation of which the Officers and Directors and members of their family are officers, directors and shareholders. Also includes 1,833,334 shares issuable upon exercise of stock options that are owned directly by JG.

(6) Includes 130,274,469 shares beneficially owned by NCRC, and 10,648,574 shares beneficially owned by the Trustees and 8,500 shares owned by Pearlway Investments Pty Ltd., a private Australian corporation of which the Officers and Directors and members of their family are officers, directors and shareholders. Does not include 1,833,334 shares issuable upon exercise of stock options owned by SG's spouse.

                  (c) Except as set forth in response to Item 3, none of the persons listed in response to Item 2 above acquired any shares of Common Stock of the Issuer during the past 60 days.

                  (d) 10,657,074 shares of Common Stock are held by the Trustees as trustees of family trusts for the benefit of certain members of the family of the Officers and Directors. Each of the Trustees has full power to vote and dispose of the shares of Common Stock owned by it. The proceeds of any such sale may be used, in the discretion of the Trustees, for the benefit of the beneficiaries of their respective Trustees.

                  Except as described above, no person other than each respective record owner referred to herein of shares of Common Stock is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds of sale of such shares.

                  (e) Not applicable.

Item 6.           Contracts, Arrangements, Understandings or
                  Relationships with Respect to Securities of the Issuer

                  Except as described above, there are no contracts, arrangements, understandings or relationships (legal or otherwise), among the persons named in Item 2 hereof, or between such persons and the other person with respect to any securities of the Issuer, including but not limited to transfer or voting of any other securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees or profits, divisions of profits or loss, or the giving or withholding of proxies.

Item 7.           Material to be Filed as Exhibits

                  Exhibit 1 Agreement Pursuant to Rule 13d - 1(k)

                                   SIGNATURES

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated:  July 8, 2009                              EDENSOR NOMINEES PTY. LTD.


                                          By  ____/s/_Joseph I. Gutnick________
                                                Director
                                          KERISRIDGE PTY. LTD.


                                          By:  ____/s/_Joseph I. Gutnick________
                                                Director

                                          KALYCORP PTY. LTD.


                                          By:  ____/s/_Joseph I. Gutnick________
                                                Director

                                          SURFER HOLDINGS PTY. LTD.


                                          By:  ____/s/_Joseph I. Gutnick________
                                                Director

                                          FAST KNIGHT NOMINEES PTY. LTD.


                                          By:  ____/s/_Joseph I. Gutnick________
                                                Director

                                          NORTHERN CAPITAL RESOURCES
                                          CORPORATION


                                          By:  ____/s/_Joseph I. Gutnick________
                                                Chairman of the Board


                                           _____/s/_Joseph I. Gutnick_______
                                                 Joseph I. Gutnick

                                           _____/s/  Stera M. Gutnick________
                                                 Stera M. Gutnick